RELEVANT INFORMATION

2023 RESULTS FOURTH QUARTER

CONSOLIDATING AND SECURING THE TRADITIONAL HYDROCARBON BUSINESS

ecopetrol

PRODUCTION (mboed)

758 (mboed)
Highest quarterly production since 4Q15

725
697
679
709
737
64
43
71
99
82
83
COP Trillion
70.8
31.1
13.3
50.0
16.8
1.7
91.7
42.0
16.7
159.5
75.2
33.4
143.1
60.7
19.1
34.8
12.3
4.2
Second best results in history in 2023
2019
2020
2021
2022
2023
4T 2023

	2019	2020	2021	2022	2023	4T 2023
ROACE	14.3%	3.7%	13.6%	18.8%	11.5%	
EBITDA MARGIN	44%	34%	46%	47%	42%	35%

● Income ● EBITDA ● Net Income -o- Brent USD/BL

2023 Highest investment in 8 years (COP 27.2 trillion)*

*Excluding Inorganic investments

Low-Emission Solutions

Natural Gas and LPG*

75%
Market Share

*Liquefied Petroleum Gas (LPG)

Hydrocarbons

Production
HIGHEST IN THE LAST 8 YEARS
737 Mboed
(+27 Mboed vs 2022)

Transport
ANNUAL HISTORY OF THE VOLUME OF PRODUCTS TRANSPORTED (305.9 mbd)
1,113 Mbd
(+42 Mbd vs 2022)

Refining
RECORD IN 2023 FOR BOTH REFINERIES
420 Mbd
(+62 Mbd vs 2022)

50% Exploratory Success in 2023*

*May vary depending on results or change in status of appraisal wells. Does not include appraisal and stratigraphic wells.

Transmission and Toll Roads

15% Contribution to the Ecopetrol Group´s EBITDA in 2023

Received Awards

~$10 Trillion
Investments in transmission for the next years

Accelerating the Energy Transition

Transfers to the Nation Record COP ~58 Trillion in 2023

3.9 Petajoules of energy savings for Ecopetrol Group

COP 1.94 trillion invested in sustainability

~1.5 MtCO2e Greenhouse Gas emissions reduced by 2020-2023

Top 3 Oil and Gas Companies - Best Sustainability Practices according to Dow Jones Sust. Index

CONTACT INFORMATION investors@ecopetrol.com.co

We ended 2023 with strong operational results that drove achievements across the entire company. We have achieved the second-best financial results in history by following our financial planning, enhancing our traditional business, and managing the steps toward the energy transition.

Throughout 2023, it's worth noting that Brent crude oil prices experienced a decline in 2023 compared to 2022, dropping from USD 99 per barrel to USD 82 per barrel. This decline can be attributed primarily to the slow economic recovery in China and an increase in non-OPEC crude oil supply. Moreover, geopolitical challenges and inflationary pressures further impacted our operational costs during this period.

Nevertheless, Ecopetrol’s commercial strategy capitalized on increased demand for our crude oils due to OPEC+ production cuts and limitations in Canadian crude supply. Simultaneously, differentials for our refined products remained strong compared to historical levels, allowing us to leverage the growth in our refinery capacity.

In addition to this, in 2023, we achieved significant milestones:

i) In hydrocarbons, we achieved the highest annual production figure in the last eight years (737 mboed), the highest annual volumes transported (1,113 kbd), including the highest movement through multipurpose pipeline (306 mboed) in the history of the Company, and a historical record for consolidated refining throughputs (420 mboed).

ii) In exploration, we achieved an exploratory success rate reached 50%, with Glaucus-1 standing out, confirming the offshore potential of the Colombian Caribbean in Gorgon. Additionally, the commencing drilling of the Orca Norte-1 well, 100% by Ecopetrol.

iii) In investments, we achieved a 97% execution rate for the year, the highest level in the last 8 years (COP 27.2 trillion).

iv)    We closed the year with a balance of COP 20.5 trillion in the Fuel Price Stabilization Fund (FEPC) and an accumulation rate lower by ~44% compared to 2022.

v)     In January 2024, we successfully issued bonds in the international market as part of the company's refinancing strategy, demonstrating strong investor appetite for our debt securities.

vi)    We transferred COP 58 trillion to the Nation, marking a historical annual record.

Financial results were aligned with operational dynamics and exceeded the main goals outlined in our Financial Plan. In the fourth quarter of 2023, we recorded revenues of COP 34.8 trillion, a net profit of COP 4.2 trillion, an EBITDA of COP 12.3 trillion, and an EBITDA margin of 35%. For the full year, we achieved consolidated revenues of COP 143.1 trillion, a net profit of COP 19.1 trillion, an EBITDA of COP 60.7 trillion, and an EBITDA margin of 42%. The gross debt/EBITDA indicator stood at 1.7 times, the return on capital employed (ROACE) was 11.5%, and the cash balance was COP 14.3 trillion.

The hydrocarbons business line recorded notable achievements in 2023, including declaring 11 successful wells, with three exploratory successes in the fourth quarter: Zorzal Este-1, Magnus-1, and Bisbita Centro-1. The Orca Norte-1 well, drilled in 2023 and appraised in January 2024, confirmed the presence of two gas accumulations in reservoirs other than the Orca-1 discovery, triggering a re-evaluation of the original project while expanding the gas potential of La Guajira Offshore.

In terms of production, we achieved an average of 737 thousand barrels of oil equivalent per day (mboed) in 2023, reflecting a 27 mboed increase compared to 2022. Significant contributions came from the Rubiales and Caño Sur Fields in Colombia and the Permian in the United States. Notably, secondary and tertiary recovery methods accounted for approximately 41% of daily production, primarily through air and water injection in Chichimene and Castilla.

In the midstream segment, total transported volumes for 2023 amounted to 1,113 thousand barrels per day (mbd), marking a 42 mbd increase compared to 2022, leveraging a historic EBITDA of the segment in 2023 of COP 11.8 trillion. This increase was primarily attributed to more significant crude oil volumes transported due to increased production in the Llanos region, enhanced refinery production, and operational optimizations in transportation systems.

The downstream segment achieved a record annual throughput of 420 thousand barrels per day (kbd), alongside a gross integrated margin of 17.6 USD per barrel. This success was driven by the continuous operation of the Cartagena Crude Plants Interconnection (IPCC) and an average operational availability of 95%, the highest in the last 5 years.

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On the commercial front, establishing the commercial subsidiary Ecopetrol US Trading (EUST) during 4Q23 marked a significant milestone. EUST achieved an EBITDA of USD 19.5 million and sold 9.3 million barrels of crude oil and products in its inaugural quarter of operation. Additionally, our subsidiary Ecopetrol Trading Asia continued to strengthen its presence in the Asian market, with approximately 53% of our exports directed to the continent.

In the low-emission solutions business line, natural gas and liquified petroleum gas (“LPG”) contributed 22% of the Group's total production during 4Q23. In renewables, we avoided emitting approximately 26,294 tons of CO2 equivalent, which were reduced through the operation of our Brisas, Castilla, and San Fernando solar parks, CENIT solar parks, and the Cantayús Small Hydroelectric Plant.

As part of our commitment to incorporating non-conventional sources of renewable energy into our energy matrix, we have integrated 472 MW (under construction, operation, and execution). Additionally, in the field of energy efficiency, optimization of 3.89 PJ (thermal energy 3.37 PJ and electrical energy 0.52 PJ) was achieved, resulting in a reduction of emissions by 274 thousand tons of CO2 equivalents in the Group operations, thanks to the adoption of energy optimization technologies.

In the transmission and toll roads business line, notable operational and financial achievements were recorded in 2023, contributing close to 15% (COP 9.1 trillion) to the Group's EBITDA. Several projects were awarded and commenced operations in Latin America during this period. In Chile, ISA Intervial was awarded the Orbital Sur Santiago concession with a reference CAPEX of USD 500 million (~ COP 1.9 trillion). In Peru, in consortium with Grupo Energía de Bogotá, construction projects totaling USD 833 million (~ COP 3.2 trillion) were awarded.

Regarding TESG results:

Concerning our commitment to the environment, around 39 million cubic meters of water were reused in operations during 4Q23, helping to alleviate pressure on water resources. Additionally, 581,532 tons of CO2 equivalent was reduced throughout the year, surpassing the established target by 40%. Moreover, there was an impressive 76% decrease in events associated with operations affecting the environment, marking the best performance in this area in the last five years.

At the COP 28 Climate Change Conference in Dubai, the company reiterated its commitment to ambitious goals, such as achieving net-zero carbon emissions by 2050 (scopes 1 and 2), eliminating routine gas flaring by 2030, and striving for zero net methane emissions by 2030. Furthermore, the company was recognized by the United Nations Environment Program (UNEP) for its advancements in measuring, reporting, and reducing methane emissions.

By the end of 2023, nearly 300 initiatives were registered for the circular economy. These initiatives included 14 projects of asphalt modified with recycled plastic for use in road sections (845 tons of asphalt, equivalent to 6 million plastic bags). Likewise, a successful test of chemical recycling was implemented at the Barrancabermeja Refinery, for processing pyrolytic oil from difficult-to-recycle plastic waste to produce circular polypropylene for food packaging, among other applications.

In the social dimension, in 2023, we reported the lowest occupational injury rate in our history, making us one of the top five oil companies in the world[1]. However, we express regret for the two fatalities in the Tesoro 29 well accident in April 2023. I appreciate the hard work and dedication of all our Ecopetrol Group subsidiaries, especially each employee who daily spares no effort to maintain safety standards and protect the integrity and lives of our employees.

In terms of socio-environmental investment, approximately COP 587.4 billion was allocated to the Territorial Development Portfolio. This portfolio encompasses strategic and obligatory investments in social, environmental, and community relations, fostering economic and social progress in the country and reducing social disparities. Projects were implemented in various areas, including education, inclusive rural development, entrepreneurship, business development, and public and community infrastructure. Additionally, through the works in lieu of taxes mechanism, Ecopetrol spearheaded the execution of 46 projects totaling COP 416.8 billion in 2023.

[1] According with the International Association of Oil and Gas Producer

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In terms of innovation and technology, the Econova Innovation network, consisting of 5 innovation centers across different regions, achieved significant milestones in 2023. These include mobilizing approximately 110 stakeholders, creating 120 job opportunities, and accelerating the development of 30 ventures focused on ICT's[2], education, health and welfare, among other accomplishments.

Looking ahead to 2024, we remain committed to prioritizing capital discipline, meticulously managing costs, and enhancing efficiencies to generate value for all stakeholders. Our objective is to safeguard the integrity and value of our traditional business while advancing towards portfolio diversification and a just energy transition.

Ricardo Roa Barragan

President Ecopetrol S.A.

[2] Information and Communications Technologies

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Bogotá D.C., February 29, 2024, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the fourth quarter and cumulative year to date for 2023, prepared in accordance with International Financial Reporting Standards in Colombia.

In 2023, the Ecopetrol Group generated the second-best financial result in its history, obtaining a net profit of COP 19.1 trillion, an EBITDA of COP 60.7 trillion, and an EBITDA margin of 42%. These results were leveraged on outstanding operating performances across all business segments, reflected in increased production, refinery throughputs, transported volumes, and crude and product sales. The above was achieved despite i) lower prices compared to 2022, ii) the effect of inflation on costs, and iii) a higher effective tax rate.

Table 1: Financial Summary Income Statement – Ecopetrol Group

Billion (COP)	4Q 2023	4Q 2022	∆ ($)	∆ (%)	12M 2023	12M 2022	∆ ($)	∆ (%)
Total sales	34,794	39,678	(4,884)	(12.3%)	143,079	159,474	(16,395)	(10.3%)
Depreciation and amortization	3,540	3,049	491	16.1%	13,205	11,410	1,795	15.7%
Variable cost	14,224	16,015	(1,791)	(11.2%)	55,906	61,406	(5,500)	(9.0%)
Fixed cost	5,543	4,943	600	12.1%	19,067	16,642	2,425	14.6%
Cost of sales	23,307	24,007	(700)	(2.9%)	88,178	89,458	(1,280)	(1.4%)
Gross income	11,487	15,671	(4,184)	(26.7%)	54,901	70,016	(15,115)	(21.6%)
Operating and exploratory expenses	3,787	3,655	132	3.6%	11,155	9,635	1,520	15.8%
Operating income	7,700	12,016	(4,316)	(35.9%)	43,746	60,381	(16,635)	(27.6%)
Financial income (loss), net	(1,486)	(1,469)	(17)	1.2%	(5,665)	(6,835)	1,170	(17.1%)
Share of profit of companies	199	112	87	77.7%	805	768	37	4.8%
Income before income tax	6,413	10,659	(4,246)	(39.8%)	38,886	54,314	(15,428)	(28.4%)
Income tax	(454)	(2,945)	2,491	(84.6%)	(14,692)	(17,254)	2,562	(14.8%)
Net income consolidated	5,959	7,714	(1,755)	(22.8%)	24,194	37,060	(12,866)	(34.7%)
Non-controlling interest	(851)	(844)	(7)	0.8%	(4,243)	(3,630)	(613)	16.9%
Net income attributable to owners of Ecopetrol before impairment	5,108	6,870	(1,762)	(25.6%)	19,951	33,430	(13,479)	(40.3%)
(Expense) recovery for impairment long-term assets	(2,087)	(282)	(1,805)	640.1%	(2,098)	(288)	(1,810)	628.5%
Deferred tax of impairment	1,207	263	944	358.9%	1,209	264	945	358.0%
Net income attributable to owners of Ecopetrol	4,228	6,851	(2,623)	(38.3%)	19,062	33,406	(14,344)	(42.9%)

EBITDA	12,251	15,996	(3,745)	(23.4%)	60,718	75,244	(14,526)	(19.3%)
EBITDA Margin	35.2%	40.3%	-	(5.1%)	42.4%	47.2%	-	(4.8%)

The financial information included in this report has yet to be audited. It is expressed in billions or trillions of Colombian pesos (COP) or U.S. dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. Certain figures in this report were rounded to the nearest decimal place for presentation purposes.

Forward-looking statements: This release contains statements that may be considered forward-looking statements concerning Ecopetrol’s business, operational and financial results, and prospects for growth. These are forward-looking statements and, as such, are based solely on management's expectations regarding Ecopetrol's future and its ongoing access to capital to fund Ecopetrol’s business plan. Such forward-looking statements depend primarily on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and the industry, to mention a few. Therefore, they are subject to change without notice.

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